中信泰富有限公司
BY COURIER

Exemption No. 82-5232

03 OCT 23 AM 7:21

Date : 21st October, 2003

CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03032855

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since September 22, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

10/24

Encl.
AT/wy/LTR-2157

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since September 22, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : October 3, 2003
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Press Announcement regarding the acquisition of interests in PRC power plants
   Date : October 13, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September, 2003

03 OCT 23 AM 7:21

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 3rd October, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,188,460,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,188,460,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	--	--	11,550,000	Nil
2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price:* *HK$* ______						
2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ______

Authorised Signatory:

Name: Alice Tso Mun Wai
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

ACQUISITION OF INTERESTS IN PRC POWER PLANTS CONNECTED TRANSACTIONS

The Directors announce that on 13 October 2003, Everwin, a wholly owned subsidiary of CITIC Pacific, entered into the Sunburst Agreement and the Shaanxi Xin Li Agreement with CITIC Beijing, pursuant to which Everwin will acquire from CITIC Beijing (a) 65% of the registered capital of Sunburst together with the benefit of the Shareholders' Loan (but excluding 51% of the registered capital of Shaanxi Xin Li Power held by Sunburst) and (b) 20% of the registered capital of Fengtai Electric Power.

The consideration payable under the Sunburst Agreement amounts to RMB360,960,000 (approximately HK$339 million). In addition, in relation to a banking facility of RMB315,490,000 (extended by an independent third party) to Shaanxi Xin Li Power under which CITIC Beijing has provided a guarantee to the bank and Sunburst has provided the Counter Indemnity, CITIC Beijing and Everwin have agreed that in relation to any claim against CITIC Beijing under its guarantee to the bank, CITIC Beijing and Everwin will share such claim equally and Everwin will indemnify CITIC Beijing accordingly, but the maximum amount of claims to be borne by Everwin has been agreed by Everwin and CITIC Beijing to be limited to RMB50 million.

CITIC Beijing is a substantial shareholder of CITIC Pacific. Accordingly, the Sunburst Agreement and the Shaanxi Xin Li Agreement constitute connected transactions of the Company for the purpose of the Listing Rules. The aggregate of the consideration or value of the Acquisition (including the consideration payable under the Sunburst Agreement and the maximum exposure of Everwin under its indemnity to CITIC Beijing (which indemnity is ancillary to the Sunburst Agreement and not the principal purpose or effect of the two agreements)) does not exceed 3% of CITIC Pacific's consolidated net asset value as at 31 December 2002, the transactions are accordingly disclosed in this announcement and will be disclosed in CITIC Pacific's forthcoming annual reports pursuant to Rule 14.25(1)(a) of the Listing Rules until Everwin's indemnity to CITIC Beijing is released.

DETAILS OF THE SUNBURST AGREEMENT

Date: 13 October 2003

Parties: CITIC Beijing as seller
Everwin as purchaser

Assets:
- 65% of the registered share capital of Sunburst (but excluding Shaanxi Xin Li Power – see "Details of Shaanxi Xin Li Agreement" below);
- the Shareholders' Loan; and
- 20% of the registered capital of Fengtai Electric Power.

Sunburst is an investment holding company which in turn beneficially owns 13.44% of the registered capital of Jiangsu Ligang Power and 85% of the registered capital of Shenzhen Xiecheng. Accordingly through the Acquisition Everwin has agreed to acquire an attributable interest in:–

- 8.736% of the registered capital of Jiangsu Ligang Power;
- 20% of the registered capital of Fengtai Electric Power; and
- 65% of all other assets held beneficially by Sunburst (including 85% of the registered capital of Shenzhen Xiecheng but see "Details of the Shaanxi Xin Li Agreement" below).

Consideration under the Sunburst Agreement

The aggregate consideration under the Sunburst Agreement for 65% of Sunburst, the Shareholders' Loan, 20% of the registered capital of Fengtai Electric Power, is RMB360,960,000 payable in foreign currency. This comprises:

- an amount equal to the principal amount of the Shareholders' Loan of RMB46,890,000 (approximately HK$44 million) and interest outstanding thereunder up to the Completion Date;
- RMB92,790,000 (approximately HK$87 million) for acquiring 20% of the registered capital of Fengtai Electric Power; and
- the remaining balance for acquiring 65% of Sunburst.

Please refer to the section headed "General" below for the aggregate consideration for the Acquisition.

Condition to Completion of the Sunburst Agreement

The payment of the consideration under the Sunburst Agreement is conditional upon:

(i) all necessary approvals having been granted by the relevant PRC government authorities in relation to the Sunburst Agreement, the New Articles of Association and the New Joint Venture Agreement;

(ii) the issue of a business license for Sunburst.

If the conditions are not satisfied within three months (or such other period as may be agreed between the parties) or waived in writing by Everwin from the date on which the regulatory approval is obtained for the Sunburst Agreement, the New Joint Venture Agreement and the New Articles of Association, the Sunburst Agreement can be terminated by either party. Condition (i) has already been satisfied.

Completion of the Sunburst Agreement

Completion of the Sunburst Agreement will take place on the third business day after satisfaction of the conditions.

DETAILS OF THE SHAANXI XIN LI AGREEMENT

Date: 13 October 2003

Parties: CITIC Beijing
Everwin

Sunburst also holds a 51% interest in the registered capital of Shaanxi Xin Li Power, but under the Shaanxi Xin Li Agreement, the parties have agreed that Everwin in purchasing 65% of Sunburst will not be purchasing the 33.15% (65% times 51%) attributable interest in Shaanxi Xin Li Power. The parties have agreed that between themselves, CITIC Beijing will be responsible for all income and liabilities derived from the said attributable interest, except in relation to the bank guarantee described below.

In relation to a banking facility of RMB315,490,000 (extended by an independent third party bank) to Shaanxi Xin Li Power under which CITIC Beijing has provided a guarantee in the amount of RMB147,300,000 to the bank and Sunburst has provided the Counter Indemnity to CITIC Beijing. The maximum liability under the Counter Indemnity is RMB147,300,000. Collaterals over two sets of generating units and the ancillary equipment, plant and facilities of Shaanxi Xin Li Power have been provided to Sunburst as security for the Counter Indemnity.

CITIC Beijing and Everwin have agreed that in relation to any claim against CITIC Beijing under its guarantee to the bank, CITIC Beijing and Everwin will share such claim equally and Everwin will indemnify CITIC Beijing accordingly, but the maximum amount of claims to be borne by Everwin has been agreed by Everwin and CITIC Beijing to be limited to RMB50 million, despite the existence of the Counter Indemnity referred to above.

ASSETS TO BE ACQUIRED

The charts below show the structure of the beneficial ownership of Sunburst and Fengtai Electric Power prior to and after the Acquisition:–

Prior to the Acquisition


CITIC Beijing
28.9%
CITIC Pacific
65%
Sunburst
20%
35%
13.44%
85%
51%
56.31%
Jiangsu Ligang Power
Shenzhen Xiecheng
Shaanxi Xin Li Power
Fengtai Electric Power
30%
25%
Shenzhen Wonderfine
Beijing Xinlang

- - - indirect beneficial interests not held through Sunburst

Immediately after the Acquisition


CITIC Beijing
33.15% **
28.9%
CITIC Pacific
100%
Everwin
35%
65%
20%
56.31%
Sunburst
Fengtai Electric Power
13.44%
85%
Jiangsu Ligang Power
Shenzhen Xiecheng
Shaanxi Xin Li Power
30%
25%
Shenzhen Wonderfine
Beijing Xinlang

- - - indirect beneficial interests not held through Sunburst
** indirect and attributable interest in Shaanxi Xin Li Power held through Sunburst

Sunburst is an investment holding company which in turn beneficially owns 13.44% of the registered capital of Jiangsu Ligang Power and 85% of the registered capital of Shenzhen Xiecheng. For the year ended 31 December 2001, the proforma consolidated net profit attributable to shareholders before and after taxation of Sunburst (excluding the 51% interest in Shaanxi Xin Li Power) were approximately RMB62 million (approximately HK$58 million) and approximately RMB60 million (approximately HK$56 million) respectively. For the year ended 31 December 2002, the proforma consolidated net profit attributable to shareholders before and after taxation of Sunburst (excluding the 51% interest in Shaanxi Xin Li Power) were approximately RMB41 million (approximately HK$39 million) and approximately RMB39 million (approximately HK$37 million) respectively. As at 30 June 2003, the proforma consolidated net asset value of Sunburst (excluding the 51% interest in Shaanxi Xin Li Power) was approximately RMB543 million (approximately HK$510 million).

Jiangsu Ligang Power is engaged in the business of power generation, supply and sale of electricity and construction and operation of Ligang power plant in the PRC. The concession of Phase I and Phase II of the Jiangsu Ligang Power, each with a power generating capacity of 2 x 350 MW, ends in 2008 and 2018 respectively. Sunspark, a wholly owned subsidiary of the Company, already holds 56.31% of the registered capital of Jiangsu Ligang Power.

Shenzhen Xiecheng, in which CITIC Beijing already has an indirect 15% interest, is engaged in the business of manufacturing and sale of high-voltage electricity transmission and transformation equipment, electrical machinery and appliances. Shenzhen Xiecheng in turn beneficially owns 30% of the registered capital of Shenzhen Wonderfine and 25% of the registered capital of Beijing Xinlang. Shenzhen Wonderfine is engaged in the business of development, production and sale of electricity switch and industrial automation equipment and Beijing Xinlang, in which CITIC Beijing indirectly holds the remaining 75% of the registered capital, is engaged in the business of sale, installation and provision of technical services of luminaire and lighting equipment.

Fengtai Electric Power is engaged in the operation and management of Huhhot Power Station (2 x 200MW). The first set of generating units commenced commercial operation in early 2002 and the second set of generating units commenced commercial operation in September 2002. Thus, there was no profit and loss in 2001. For the year ended 31 December 2002, the net loss before and after taxation of Fengtai Electric Power were both approximately RMB16 million (approximately HK$15 million). As at 30 June 2003, the net asset value of Fengtai Electric Power was approximately RMB470 million (approximately HK$442 million). Classabove Holdings Limited, a wholly owned subsidiary of CITIC Pacific, already has a 35% of the registered capital of Fengtai Electric Power. According to the constitutional documents of Fengtai Electric Power, certain operating and financial policies of Fengtai Electric Power, can only be made by resolutions of two-third or more of the board of Fengtai Electric Power. As CITIC Pacific will not have the control over two-third or more of the board of Fengtai Electric Power, CITIC Pacific will not have the unilateral control over the operating and financial policies of Fengtai Electric Power. Accordingly, Fengtai Electric Power will not be consolidated into the Company's accounts after completion of the Acquisition.

BASIS OF CALCULATING THE CONSIDERATION

The consideration under the Sunburst Agreement and the Shaanxi Xin Li Agreement was arrived at after arm's length negotiations between the Company and CITIC Beijing and is based on the net asset value of Sunburst after deducting Shaanxi Xin Li Power and the actual amounts of the Shareholders' Loan and the registered capital in respect of 20% in Fengtai Electric Power. The aggregate amount of the Shareholders' Loan principal and interest was approximately RMB53 million as of 30 June 2003. Deducting this amount and RMB92,790,000 for acquiring 20% of the registered capital of Fengtai Electric Power (which represents a discount of approximately 1% of the attributable net asset value of Fengtai Electric Power as at 30 June 2003), the consideration for 65% of Sunburst (excluding Shaanxi Xin Li Power) was approximately RMB215 million representing a discount of approximately 39% to its attributable proforma net asset value as at 30 June 2003 after deducting Shaanxi Xin Li Power.

According to the Sunburst Agreement and the Shaanxi Xin Li Agreement, in the event that the net asset value of Sunburst (excluding Shaanxi Xin Li Power) to be certified by PRC accountants in accordance with the generally accepted accounting principles in the PRC is below RMB346,731,000 as at 30 June 2002, the consideration will be commensurately adjusted.

The consideration will be funded out of available internal resources of the Company.

REASONS FOR THE ACQUISITION

The Company's long term objective remains to develop a large diversified business with focus on providing basic infrastructure in Hong Kong and Mainland China supplemented by marketing and distribution, property investment and management. The Acquisition represents an excellent opportunity for the Group to further expand its power business in Mainland China, picking assets attractive to the Group.

GENERAL

CITIC Beijing is a substantial shareholder of CITIC Pacific. Accordingly, the Sunburst Agreement and the Shaanxi Xin Li Agreement constitute connected transactions of the Company for the purpose of the Listing Rules. The Counter Indemnity will continue until there is no further liability under the guarantee of RMB147,300,000 described in the "Details of the Shaanxi Xin Li Agreement". The aggregate of the consideration or value of the Acquisition (including the consideration payable under the Sunburst Agreement in the amount of RMB360,960,000 and the maximum exposure of Everwin under its indemnity to CITIC Beijing, being RMB50 million (which indemnity is ancillary to the Sunburst Agreement and not the principal purpose or effect of the two agreements)) does not exceed 3% of CITIC Pacific's consolidated net asset value as at 31 December 2002. The Directors (including the independent non-executive directors of the Company) are of the view that the Acquisition has been entered into on normal commercial terms. The transactions are accordingly disclosed in this announcement and will be disclosed in CITIC Pacific's forthcoming annual reports pursuant to Rule 14.25(1)(a) of the Listing Rules until Everwin's indemnity to CITIC Beijing is released.

DEFINITIONS

"Acquisition"	the acquisition anticipated in the Sunburst Agreement as supplemented by the Shaanxi Xin Li Agreement;
"Beijing Xinlang"	Beijing Xinlang Lighting Technology Co. Ltd. 北京新朗照明技術有限責任公司;
"CITIC Beijing"	China International Trust and Investment Corporation (中國國際信托投資公司), a company established under the laws of the PRC;
"CITIC Pacific" or "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange;
"Completion Date"	the third business day after all the conditions to the Sunburst Agreement have been satisfied, not later than three months after the date on which the regulatory approval is obtained on the Sunburst Agreement and the anxillary new articles of incorporation and new joint venture contract;
"Counter Indemnity"	the counter indemnity dated 29 December 1997 from Sunburst in favour of CITIC Beijing;
"Everwin"	Everwin Holdings Ltd., a wholly owned subsidiary of the Company incorporated in the British Virgin Islands;
"Fengtai Electric Power"	Inner Mongolia Fengtai Electric Power Generation Company Limited 內蒙古豐泰發電有限公司, a company incorporated in the PRC;
"Jiangsu Ligang Power"	Jiangsu Ligang Electric Power Company Limited 江蘇利港電力有限公司, a company incorporated in the PRC;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New Articles of Association"	new Articles of Association of Sunburst entered into between Everwin and SDIC Electric Power Co. 國投電力公司;
"New Joint Venture Agreement"	new joint venture agreement between SDIC Electric Power Co. 國投電力公司. and Everwin relating to Sunburst;
"PRC"	People's Republic of China;
"RMB"	Renminbi;
"Shaanxi Xin Li Power"	Shaanxi Xin Li Power Generation Company Limited 陝西新力發電有限責任公司, a company incorporated in the PRC;
"Shaanxi Xin Li Agreement"	the agreement dated 13 October 2003 between Everwin and CITIC Beijing supplemental to the Sunburst Agreement to stipulate the arrangement of Shaanxi Xin Li Power which will not form part of the Acquisition;
"Shareholders' Loan"	a Shareholder's loan of RMB46,890,000 (approximately HK$44 million) due by Sunburst to CITIC Beijing and interest outstanding thereunder up to the Completion Date. The loan is repayable on demand;
"Shenzhen Xiecheng"	Shenzhen Xiecheng Electric Industry Company Limited 深圳市協誠電氣工業有限公司, a company incorporated in the PRC;
"Shenzhen Wonderfine"	Shenzhen Wonderfine Science & Technology Co. Ltd. 深圳永遠輝科技有限公司, a company incorporated in the PRC;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Sunburst"	Sunburst Energy Development Inc. 新力能源開發公司, a company incorporated in the PRC;
"Sunburst Agreement"	the agreement dated 13 October 2003 between Everwin and CITIC Beijing pursuant to which Everwin will acquire from CITIC Beijing (a) a 65% equity interest in Sunburst together with the benefit of the Shareholders' Loan and (b) a 20% equity interest in Fengtai Electric Power;
"Sunspark"	Sunspark Power Investment Company Limited 新宏電力投資有限公司, a wholly owned subsidiary of the Company incorporated in Hong Kong.

(The exchange rate of Renminbi to Hong Kong dollars quoted in this Announcement adopts a rate RMB1 equivalent to HK$0.94.)

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 13 October 2003